UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

______________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2011

Commission File Number: 001-34541

CHINA CORD BLOOD CORPORATION
(Translation of registrant’s name into English)

48th Floor, Bank of China Tower
1 Garden Road
Central
       Hong Kong S.A.R.
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                                Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                      No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________.

EXPLANATORY NOTE

This Report of Foreign Private Issuer on Form 6-K contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, and Section 21E of the Securities Exchange Act of 1934. These statements relate to future events or China Cord Blood Corporation’s (the “Company”) future financial performance. The Company has attempted to identify forward-looking statements by terminology including “anticipates”, “believes”, “expects”, “can”, “continue”, “could”, “estimates”, “intends”, “may”, “plans”, “potential”, “predict”, “should” or “will” or the negative of these terms or other comparable terminology. These statements are only predictions, uncertainties and other factors may cause the Company’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. The information in this Report on Form 6-K is not intended to project future performance of the Company. Although the Company believes that the expectations reflected in the forward-looking statements are reasonable, the Company does not guarantee future results, levels of activity, performance or achievements. The Company’s expectations are as of the date this Report on Form 6-K is filed, and the Company does not intend to update any of the forward-looking statements after the date this Report on Form 6-K is filed to confirm these statements to actual results, unless required by law.

The forward-looking statements included in this Report on Form 6-K are subject to risks, uncertainties and assumptions about the Company’s businesses and business environments. These statements reflect the Company’s current views with respect to future events and are not a guarantee of future performance. Actual results of the Company’s operations may differ materially from information contained in the forward-looking statements as a result of risk factors some of which include, among other things: continued compliance with government regulations regarding cord blood banking in the People’s Republic of China, or PRC; changing legislation or regulatory environments in the PRC; the acceptance by subscribers of the Company’s different pricing and payment options and reaction to the introduction of the Company’s premium-quality pricing strategy; demographic trends in the regions of the PRC in which the Company is the exclusive licensed cord blood banking operator; labor and personnel relations; credit risks affecting the Company's revenue and profitability; changes in the healthcare industry, including those which may result in the use of stem cell therapies becoming redundant or obsolete; the Company’s ability to effectively manage its growth, including implementing effective controls and procedures and attracting and retaining key management and personnel; changing interpretations of generally accepted accounting principles; the availability of capital resources, including in the form of capital markets financing opportunities, in light of industry developments affecting issuers that have pursued a “reverse merger” with an operating company based in the PRC, as well as general economic conditions; and other relevant risks detailed in the Company’s filings with the Securities and Exchange Commission.

This report is hereby incorporated by reference to the Registration Statement on Form F-3 (File No. 333-168873) of the Company.

Results of Operations and Financial Condition

Following this cover page are the preliminary unaudited consolidated financial results for the three months and year ended March 31, 2011 of the Company.

CHINA CORD BLOOD CORPORATION
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
As of March 31, 2010 and 2011

	March 31,	March 31,
	2010	2011
	RMB	RMB	US$
	(in thousands except share data)

ASSETS
Current assets
Cash and cash equivalents	280,835	611,387	93,366
Accounts receivable, less allowance for doubtful accounts (March 31, 2010: RMB8,016; March 31, 2011: RMB11,850)	61,349	77,402	11,820
Inventories	5,070	6,729	1,028
Prepaid expenses and other receivables	13,137	9,982	1,524
Deferred tax assets	3,443	5,373	821
Total current assets	363,834	710,873	108,559
Property, plant and equipment, net	250,491	250,348	38,231
Non-current prepayments	151,138	5,752	878
Non-current accounts receivable, less allowance for doubtful accounts (March 31, 2010: RMB9,181; March 31, 2011: RMB28,106)	176,874	240,952	36,796
Inventories	29,637	31,600	4,826
Intangible asset, net	26,297	134,412	20,526
Available-for-sale equity securities	48,475	52,733	8,053
Other investment	-	134,363	20,519
Deferred tax assets	288	2,565	392
Total assets	1,047,034	1,563,598	238,780

LIABILITIES
Current liabilities
Bank loan	45,000	45,000	6,872
Accounts payable	5,410	5,046	771
Accrued expenses and other payables	22,475	106,731	16,299
Deferred revenue	36,074	82,319	12,571
Amounts due to related parties	2,977	360	55
Income tax payable	4,098	11,156	1,704
Total current liabilities	116,034	250,612	38,272
Deferred revenue	93,155	162,668	24,841
Other non-current liabilities	15,978	30,036	4,587
Deferred tax liabilities	2,259	26,890	4,107
Total liabilities	227,426	470,206	71,807

CHINA CORD BLOOD CORPORATION
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
As of March 31, 2010 and 2011 – (continued)

	March 31,	March 31,
	2010	2011
	RMB	RMB	US$
	(in thousands except share data)

EQUITY
Shareholders’ equity
Ordinary shares
- US$0.0001 par value, 250,000,000 shares authorized, 66,743,693 shares and 75,406,875 shares issued and outstanding as of March 31, 2010 and 2011, respectively	46	52	8
Additional paid-in capital	719,329	910,316	139,016
Accumulated other comprehensive income/(loss)	2,221	(18,580)	(2,838)
Retained earnings	87,290	178,993	27,334
Total shareholders’ equity	808,886	1,070,781	163,520
Noncontrolling interests	10,722	22,611	3,453
Total equity	819,608	1,093,392	166,973
Total liabilities and equity	1,047,034	1,563,598	238,780

CHINA CORD BLOOD CORPORATION
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
For the Three Months and Year Ended March 31, 2010 and 2011

	Three months ended March 31,			Year ended March 31,
	2010	2011		2010	2011
	RMB	RMB	US$	RMB	RMB	US$
	(in thousands except per share)

Revenues	70,806	94,671	14,457	261,536	339,532	51,850
Direct costs	(15,115)	(20,001)	(3,054)	(65,730)	(77,376)	(11,816)
Gross profit	55,691	74,670	11,403	195,806	262,156	40,034
Operating expenses
Research and development	(5,816)	(1,717)	(262)	(5,816)	(6,960)	(1,063)
Sales and marketing	(12,553)	(13,273)	(2,027)	(39,480)	(47,583)	(7,266)
General and administrative	(12,421)	(23,251)	(3,551)	(53,317)	(83,794)	(12,796)
Total operating expenses	(30,790)	(38,241)	(5,840)	(98,613)	(138,337)	(21,125)
Operating income	24,901	36,429	5,563	97,193	123,819	18,909
Other income, net
Interest income	1,365	2,694	411	6,411	9,065	1,384
Interest expense	(619)	(657)	(100)	(2,431)	(2,606)	(398)
Exchange (loss)/gain	(1,020)	(61)	(9)	(417)	486	74
Write-off of deferred reverse capitalization costs	-	-	-	(21,566)	-	-
Others	148	269	41	473	1,378	210
Total other (expense)/income, net	(126)	2,245	343	(17,530)	8,323	1,270
Income before income tax	24,775	38,674	5,906	79,663	132,142	20,179
Income tax expense	(7,199)	(10,867)	(1,660)	(24,770)	(33,929)	(5,181)
Net income	17,576	27,807	4,246	54,893	98,213	14,998
Income attributable to noncontrolling interests	(1,447)	(1,548)	(236)	(5,369)	(6,510)	(994)
Income attributable to redeemable noncontrolling interests	-	-	-	(347)	-	-
Net income attributable to shareholders	16,129	26,259	4,010	49,177	91,703	14,004

Net income per share:
Attributable to ordinary shares
-Basic	0.24	0.35	0.05	0.82	1.31	0.20
-Diluted	0.23	0.35	0.05	0.78	1.31	0.20

Other Events

On June 10, 2011, the Company issued a press release announcing preliminary unaudited consolidated financial results for the three months and year ended March 31, 2011. A copy of the press release is attached as Exhibit 99.1.

Exhibits

Exhibit No.	Description

99.1	Press Release, dated June 10, 2011

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

CHINA CORD BLOOD CORPORATION

By:	/s/ Albert Chen
Name: Albert Chen
Title: Chief Financial Officer

Dated: June 10, 2011